# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kingstone Companies, Inc., CIK 0000033992
CUSIP: 496719105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 120 Wood Road, Kingstone, New York (NY), 12401
Date of event which requires filing of this statement: 03/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001212542
Persons authorized to receive notices and communications: Steven E. Cohen, 600 Third Avenue, 35th Floor, New York, New York (NY), 10016, 212-519-5115

## Reporting persons
- Gregory Fortunoff (CIK 0001212542): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 792,150; shared voting power 56,500; sole dispositive power 792,150; shared dispositive power 56,500; aggregate amount beneficially owned 848,650 (5.9% of the class)
  Comment: Footnote to Rows 7 and 9: Consists of shares held directly by Gregory Fortunoff, shares held in the aggregate by Gregory Fortunoff's wife and children, and shares underlying certain call options which are currently exercisable.
  
  Footnote to Rows 8 and 10: Consists of shares held by 60 Squared LLC, which Gregory Fortunoff may be deemed to beneficially own as a Manager of 60 Squared LLC.
- Scott Fortunoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 184,160; shared voting power 56,500; sole dispositive power 184,160; shared dispositive power 56,500; aggregate amount beneficially owned 240,660 (1.7% of the class)
  Comment: Footnote to Rows 7 and 9: Consists of shares held directly by Scott Fortunoff, shares held by Scott Fortunoff's wife, and shares held in certain trusts for the benefit of Scott Fortunoff's children and for which Scott Fortunoff serves as trustee.
  
  Footnote to Rows 8 and 10: Consists of shares held by 60 Squared LLC, which Scott Fortunoff may be deemed to beneficially own as a Manager of 60 Squared LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Kingstone Companies, Inc.
Address of issuer's principal executive offices: 120 Wood Road, Kingstone, New York (NY), 12401
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value per share (the "Common Stock") of Kingstone Companies, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of Gregory Fortunoff and Scott Fortunoff (the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 148 West 37th Street, 11th Floor, New York, New York 10018.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is serving as an executive officer of Jaftex Corporation.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Citizenship: Each of the Reporting Persons is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by Gregory Fortunoff, including those purchased by 60 Squared LLC, were purchased with personal funds in open market purchases and acquired with funds of approximately $10,449,815 (including brokerage commissions). The securities of the Issuer purchased by Scott Fortunoff were purchased with personal funds in open market purchases and acquired with funds of approximately $1,885,798.40 (including brokerage commissions).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its business, results of operations, and prospects.

The Reporting Persons recently discussed with the Issuer's Board of Directors (the "Board") operational and strategic opportunities for the Issuer to enhance shareholder value. Specifically, the Reporting Persons discussed their belief that the Issuer has continued to be undervalued despite having delivered strong operational performance over the past year and substantially improving its stability and earnings power by reducing its debt significantly and implementing a comprehensive reinsurance program. Notwithstanding these positive developments, the Reporting Persons believe that the Issuer's stock price continues to trade materially below its intrinsic value and that this disconnect between the Issuer's operating performance and market valuation underscores the need for the Board to actively evaluate strategic alternatives to ensure that the shareholders fully realize the value of the Issuer's assets and market position. Accordingly, the Reporting Persons have requested that the Board initiate a formal review of strategic alternatives, including a potential sale of the Issuer, in order to maximize value for all shareholders. The Reporting Persons believe that the New York insurance market has become increasingly appealing to industry participants, as evidenced by recent quarterly conference calls from larger competitors who identified expansion into the New York market as a strategic priority, and that the Issuer could be an attractive target for larger competitors, even at a premium to the Issuer's current trading price, given its position as one of the smallest publicly traded insurers and its established infrastructure in this market.

The Reporting Persons believe that the Board has a fiduciary responsibility to evaluate a sale of the Issuer as part of a broader strategic review and that such a process represents an effective path to unlocking the full value of the Issuer's business for all shareholders. While the Reporting Persons remain open to working constructively with Board and management to explore these opportunities, they reserve all rights available to them as shareholders to take any action they deem necessary to protect and advance the interests of all shareholders should the Board decline to pursue a strategic review or fail to take timely action to address the foregoing issues.

Subject to market conditions and other factors, the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by the Reporting Persons in open-market transactions, privately negotiated transactions or otherwise, in each case in accordance with applicable securities laws and the Issuer's policies.

Except as described in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time and to take any actions they deem appropriate with respect to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used herein are calculated based upon 14,397,526 shares of Common Stock outstanding as of December 31, 2025, as reported in Exhbit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

As of the date hereof, Gregory Fortunoff may be deemed to beneficially own 848,650 shares of Common Stock, which includes shares of Common Stock that Gregory Fortunoff owns directly, shares of Common Stock beneficially owned in the aggregate by his wife and children, shares of Common Stock beneficially owned by 60 Squared LLC, which Gregory Fortunoff may be deemed to beneficially own as a Manager of 60 Squared LLC, and shares of Common Stock underlying certain call options which are currently exercisable. Gregory Fortunoff disclaims beneficial ownership of the securities reported herein that he does not directly own.

As of the date hereof, Scott Fortunoff may be deemed to beneficially own 240,660 shares of Common Stock, which includes shares of Common Stock held directly by Scott Fortunoff, shares of Common Stock held by Scott Fortunoff's wife, shares of Common Stock held in certain trusts for the benefit of Scott Fortunoff's children and for which Scott Fortunoff serves as trustee, and shares of Common Stock beneficially owned by 60 Squared LLC, which Scott Fortunoff may be deemed to beneficially own as a Manager of 60 Squared LLC. Scott Fortunoff disclaims beneficial ownership of the securities reported herein that he does not directly own.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 12, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Gregory Fortunoff has purchased (i) American-style call options referencing an aggregate of 90,400 shares of Common Stock, which have an exercise price of $15, and which expire on April 17, 2026. and (ii) American-style call options referencing an aggregate of 15,000 shares of Common Stock, which have an exercise price of $17.50, and which expire on July 17, 2026.

Gregory Fortunoff has sold short American-style call options referencing an aggregate of 1,000 shares of Common Stock, which have an exercise price of $20 and which expire on April 17, 2026.

Except as described in this Item 6 and otherwise described in this Schedule 13D, none of the Reporting Persons currently have any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Transactions in Securities of the Issuer.

Exhibit 99.1 - Joint Filing Agreement, dated March 12, 2026.

## Signatures
- Gregory Fortunoff: /s/ Gregory Fortunoff, Gregory Fortunoff, Individually (03/12/2026)
- Scott Fortunoff: /s/ Scott Fortunoff, Scott Fortunoff, Individually (03/12/2026)